November 21, 1995


RE:  Decade's Monthly Income & Appreciation Fund
     The Meadows I Apartments
     88 Rental Units
     Madison, WI

Dear Investor:

Enclosed with this letter is an offer by the Partnership to purchase your Interests for $800 in cash per Interest. The enclosed documents consist of an Offer to Purchase, which you should read carefully, and a Letter of Acceptance.

The General Partners believe that there are both Limited Partners who desire to sell their Interests immediately for cash in order to obtain liquidity and other Limited Partners who desire to retain their Interests in order to benefit from any future profit that may be realized from continued operation and eventual sale of The Meadows I. The Offer is being made to accommodate the competing interests of both groups of Limited Partners.

Limited Partners who tender their shares pursuant to the Offer are in effect exchanging the certainty and liquidity of a current sale for the potentially higher return of continued ownership of their Interests, but the continued ownership of Interests also entails the risk of loss of all or a portion of the investment of the remaining Limited Partners.

In order to accept the Offer you must complete the enclosed Letter of Acceptance and return it on or before December 21, 1995. The Letter of Acceptance must be signed by the person or persons in whose name the Interests are carried on the Partnership's records in exactly the same manner in which such name or names appear. For your convenience we have attached a label to page one of each Letter of Acceptance that indicates the name or names of the Limited Partner(s), the address of record, and the number of Interests owned. The Partnership intends to pay for Interests, which are tendered and accepted by the Partnership, on or before December 31, 1995 in the name or names that appear on the label and will be mailed to the address shown on the label, unless different instructions are given per the Letter of Acceptance. Please carefully review the enclosed Offer to Purchase which contains important information.

Very truly yours,



Michael Sweet
Partnership Manager

MS/mt

Enclosures